July 30, 2012

Via Edgar

Ms. Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Expedia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 10, 2012

File No. 000-51447

Dear Ms. Blye:

We have prepared the following responses to address comments contained in your letter dated June 15, 2012 regarding the above-referenced filing. As requested, we are providing information relating to the Expedia, Inc.’s (“Expedia” or the “Company”) contacts with Iran and Syria during the Company’s last three full fiscal years and subsequent interim period (the “Response Period”) for your consideration. References below to “Expedia,” “we” or “us” include Expedia, Inc. as well as its subsidiaries. For your convenience, our responses correspond to the format of your letter.

Background

Expedia is an online travel company, empowering business and leisure travelers with the tools and information they need to efficiently research, plan, book and experience travel. Expedia operates through a variety of brands featuring the world’s broadest supply portfolio – including almost 155,000 hotels in 200 countries, 300 airlines, packages, rental cars, cruises, as well as destination services and activities. Our broad supply portfolio is the result of our efforts to build and maintain long-term, strategic relationships with travel suppliers and global distribution system (GDS) partners. The travel products and services are available on our branded sites, our private label business and our call centers in order to reach our extensive, global audience.

1.	We note that members of the public may book flights to and from, and reserve rental cars at, the Damascus International Airport, Syria, through your website. We note also that Iran and Syria are among the countries listed on your website as flight destinations in the Middle East. Iran and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any products or services that you have provided into Iran and Syria, or to people booking travel to those countries through your website, and any agreements, arrangements, or other contacts you have had with the governments of Iran and Syria or entities controlled by those governments.

Response:

Expedia does not actively solicit Iranian or Syrian car, hotel or air travel business. Furthermore, we are not aware of any agreements, commercial arrangements, or other contacts between Expedia and the governments of Iran or Syria or entities controlled by them, nor do we anticipate entering into any such agreements in the future.

With respect to Iran, we have not supported car or hotel bookings on either our branded or its private label sites at any time during the Response Period. Corporate clients of Egencia, our corporate travel management business, can currently book air travel into, out of, or within Iran through Egencia using its GDS partner systems and our Hotwire brand previously facilitated air bookings for a very short time period, during which a total of eight flights were booked through Hotwire using its GDS partner systems.

With respect to Syria, we do not currently support car bookings on either our branded or our private label sites. Corporate clients of our Egencia brand can currently make Syrian hotel and air bookings through Egencia using its GDS partner systems. During the Response Period prior to June 2012, air bookings into, out of, or within Syria were supported for all points of sale on our branded and private label sites and limited car bookings were available through GDS partner systems. During the Response Period prior to August 2011, hotel bookings within Syria had been supported for all points of sale on our branded and private label sites.

We have no specific plans to change the travel products and services that are currently available, or unavailable, as the case may be, on our branded sites or our private label business for travel into, out of, or within Iran or Syria, although we continuously monitor developments with respect to all regions in which we do business.

2.

Please discuss the materiality of any contacts with Iran and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Syria.

Response:

Expedia does not believe that its travel business activities in Iran and Syria are material to its business. From a quantitative perspective, our travel business activities in Iran and Syria are negligible. For fiscal years 2009, 2010, 2011 and six months ended June 30, 2012, total gross bookings and revenue for travel reservations to, from, or within, Iran and Syria for all of the our points-of-sale were as follows:

Dollars In thousands

Gross bookings	2009	2010	2011	2012
Hotel	$684	$753	$131	$—
Air	$5,396	$7,185	$4,147	$1,561
Car	$37	$28	$6	$—
Total gross bookings in Iran and Syria	$6,117	$7,966	$4,285	$1,561
Total consolidated gross bookings	$21,811,129	$25,965,392	$29,181,405	$17,377,470
% in Iran and Syria	0.0280%	0.0307%	0.0147%	0.0090%

Revenue	2009	2010	2011	2012
Hotel	$110	$114	$18	$—
Air	$171	$211	$112	$38
Car	$3	$4	$1	$—
Total revenue in Iran and Syria	$284	$328	$131	$38
Total consolidated Revenue	$2,743,051	$3,033,649	$3,449,009	$1,856,468
% in Iran and Syria	0.0104%	0.0108%	0.0038%	0.0020%

As reflected in the table above, gross bookings in Iran and Syria accounted for 0.0280%, 0.0307%, 0.0147% and 0.0090% of our total consolidated gross bookings during fiscal years 2009, 2010, 2011 and six months ended June 30, 2012, respectively. Revenue in Iran and Syria accounted for 0.0104%, 0.0108%, 0.0038% and 0.0020% of our total consolidated revenue in each of fiscal years 2009, 2010, 2011 and six months ended June 30, 2012, respectively. As a result, the gross bookings and revenues are not quantitatively material to Expedia, nor do we expect them to become material in the foreseeable future. Moreover, we had no assets or liabilities associated with Iran or Syria at any time during the Response Period.

Expedia is committed to compliance with all laws applicable to the facilitation of travel to Iran and Syria. We remain aware of U.S. export controls and economic sanctions in effect against Iran and Syria and note that the facilitation of travel to those countries is not prohibited or restricted under current U.S. laws or sanctions. Even though certain travel services have been available through and publically visible on our websites, we are not aware of an indication that the availability of such travel services on our websites has affected investor sentiment, our reputation, or share value. Accordingly, we do not believe that the qualitative factors change the quantitative materiality analysis discussed above or that a reasonable investor would conclude that our travel business activities or contacts involving Iran and Syria are material in making an investment decision in Expedia.

Finally, as requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (425) 679-3644 (phone) or bdzielak@expedia.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ ROBERT J. DZIELAK
Robert J. Dzielak
Executive Vice President, General Counsel and Secretary

cc:	Pradip Bhaumik

Special Council

Office of Global Security Risk

Max Webb

Assistant Director

Division of Corporate Finance